Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com

April 1, 2015

VIA EDGAR TRANSMISSION

Mr. Kenneth Ellington
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: FEG Absolute Access TEI Fund (File No. 333-199556; 811-22527) (the “Registrant”)

Dear Mr. Ellington:

Set forth below is our response to your comment regarding the Registrant’s financial statements for the six-months ended September 30, 2014, filed on Form N-CSRS on December 8, 2014.

1.	In the Statement of Operations, please include the net increase or decrease in net assets resulting from operations as required by Article 6-07.9 of Regulation S-X.

The Registrant will add the requested disclosure in future filings.

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the financial statements filed on Form N-CSR. The Registrant further acknowledges that staff comments or changes to disclosure in response to staff comments on the financial statements filed on Form N-CSR may not foreclose the Securities and Exchange Commission from taking any action with respect to the Registrant’s financial statements. The Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any party under the federal securities laws of the United States of America.

Mr. Kenneth Ellington
April 1, 2015

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3328 or, in my absence, to Josh Deringer at (215) 988-2959.

Very truly yours,

/s/ Andrew E. Seaberg
Andrew E. Seaberg

cc:	Ryan Wheeler, FEG Absolute Access TEI Fund
Joshua B. Deringer, Esq.